Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

THAICOM

[redacted]

ompany Registration No. 163
36(0) 2591-0705, 2591-0706

September 13, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 405/2004, SSA 406/2004**

  Subject: The temporary disruption of the transponder on its Thaicom 3 Satellite.

  Subject: Resumption of services on Thaicom 3

  Date: September 13, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 9/23

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 13, 2004

Ref.No.SSA405/2004

13th September 2004

Subject: The temporary disruption of the transponder on its Thaicom 3 Satellite.

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") announced the temporary disruption of the transponder on its Thaicom 3 Satellite.

At 9.00 a.m. today (September 13, 2004), Shin Satellite Public Company Limited announced that at around 23.54 p.m. of September 12, 2004, the Company decided to turn off temporarily the transponders on its Thaicom 3 Satellite in order to recharge the batteries while performing maintenance during the eclipse.

The Company is performing the standard sequences to turn on the transponders on Thaicom 3 and this is expected to be completed within 13.00 p.m. today.

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
September 13, 2004

Ref.No.SSA406/2004

13th September 2004

Subject: Resumption of services on Thaicom 3

To: The President
Stock Exchange of Thailand

With reference to the notice sent to the Stock Exchange of Thailand, letter reference No.SSA405/2004 dated September 13, 2004, on the disruption of services on Thaicom 3 due to the recharge of batteries while performing maintenance during eclipse.

The Company would like to inform the Stock Exchange of Thailand of the latest information, that at this time the batteries on Thaicom 3 have been recharged to their normal status, and the Company has commenced opening transponders sequentially since midday today.